      July 11, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: David Link

Re: Spherix Incorporated

    Revised Preliminary Proxy Statement on Schedule 14A

    Filed May 8, 2013

    File No. 000-05576

Ladies and Gentlemen:

The following responds to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in its comment letter dated May 2, 2013 (the "Comment Letter") relating to the Preliminary Proxy Statement on Schedule 14A filed April 5, 2013 (the "Schedule 14A") by Spherix Incorporated (the “Company”).

The numbers set forth next to each of the responses in this letter correspond to the numbers referenced in the Staff’s comments, as set forth in the Comment Letter.

Solicitation of Consents, page 3

1.

We note your disclosure in this section that you expect certain shareholders to vote for the proposals.  Please expand your disclosure to explain what will happen in the event that those shareholders do not vote in favor or you otherwise do not obtain sufficient consents for the proposals to be approved.

Response:

We have amended the Schedule 14A to expand our disclosure accordingly.

Interest of Directors and Executive Officers in the Proposals, page 4

2.

We note your statement that “members of the board of directors and executive officers of Spherix do not have any interest in any other Proposal that is not shared by all other stockholders of Spherix, other than Proposal 3, approval of certain legal services ….” Please supplementally advise us whether any member of the board of directors or executive officers of Spherix holds any interest in North South.  We may have further comment.

Response:

No member of Spherix’s Board of Directors and no executive officer of Spherix holds any interest in North South.

Proposal to Approve the Issuance of an Aggregate of (A) 118,483 Shares of Common  Stock page 5

3.

We note your statement that “Nuta Virginia is the owner or assignee of certain patents, licenses and applications (the “North South Patent Portfolio”).  Please revise your statement as appropriate or advise us why Nuta Virginia is the owner or assignee of the North South Patent Portfolio.

Response:

We have amended the Schedule 14A to clarify the statement referenced in Comment No. 3.

4.

Please expand your disclosure in response to prior comment 2 to address the dilution impact of the issuance of the new securities on existing security holders.

Response:

We have amended the Schedule 14A to address the dilution impact of the issuance of the new securities on existing security holders.

5.

We note your response to prior comment 3.  It is unclear how you determined that you are not required to provide the pro-forma financial information and certain other information required by Item 14 of Schedule 14A.  Please provide an analysis that addresses separately each of the Item 14 requirements for which you have not provided information and explain clearly the legal basis upon which you rely to not provide such information.  We note, as examples, that you do not appear to have provided disclosure in response to Items 14(b)(4), (9),(10) and (11) and Item 14(c)(2).  Your response to comment 3 does not appear to identify a legal basis for not providing pro-forma financial information.  Also, please reconcile your disclosure, in your April 4, 2013 Form 8-K, that the transaction is being accounted for as an acquisition of assets given your description of the transaction as a merger, whereby North South will merge with and into a wholly owned subsidiary of Spherix.

Response:

Upon further review by management, we have determined that we are required to provide pro-forma financial information and the related information required by Item 14 of Schedule 14A.  Accordingly, we have included such pro forma and other required information in the amendment to our Schedule 14A and we have determined that the transaction will be accounted for as the acquisition of a business.

6.

We note your disclosure on page 5 and in your risk factors on page 11 regarding a significant overlap in ownership between the company and North South.  Please provide a complete description of any present or proposed material agreement, arrangement, understanding or relationship as required by Item 14(b)(7) of Schedule 14A and Items 1005(b) and 1011(a)(1) of Regulation M-A. Additionally, please supplementally provide us with a beneficial ownership table of North South.

Response:

There are no present or proposed material agreements, arrangements or understanding involving the parties to the transactions or their affiliates, other than the Merger Agreement and the Letter of Intent, filed as an Exhibit to the Current Report on Form 8-K, filed with the SEC on February 22, 2013.  Below, please find a beneficial ownership table of North South.

Holder	Common Stock	Series A Preferred Stock	Series B Preferred Stock
Hudson Bay IP Opportunities Master Fund LP	200	200	49.00
HS Contrarian Investments LLC	25	25
GRQ Consultants, Inc. Roth 401K FBO Barry Honig	25	25	5.00
Barry Honig	150	150	36.00
Iroquois Master Fund Ltd.	75	75	18.00
American Capital Management LLC	25	25	6.00
Franciscus Diaba			1.00
Anthony Hayes			1.00
Four Kids Investment Fund LLC			4.00
GRQ Consultants, Inc. 401K			3.00
GRQ Consultants, Inc. Defined Benefit Plan			3.00
Kristin O'Connor			2.00
Total	500	500	128.00

Description of North South, page 6

7.

Please revise to provide a brief description of the business conducted by North South.

Response:

We have revised the Schedule 14A to include a brief description of the business conducted by North South.

Security Ownership page 18

8.

Please identify the natural person or persons who exercise sole or shares voting and/or investment power with respect to the shares held by each of the principal stockholders listed in the table.

Response:

We have revised the Security Ownership table to identify the natural persons or persons who exercise voting and investment power with respect to shares held by such principal stockholders.

Financial Statements and Supplementary Data, page 20

9.

We note your statement that “[t]he full text of our audited consolidated financial statements as of December 31, 2012 and 2012 is incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on March 20, 2013.” Please revise your statement to incorporate the company’s financial statements as of December 31, 2011.

Response:

We have revised the Schedule 14A to incorporate the Company’s financial statements as of December 31, 2011.

Information Incorporated by Reference, page 23

10.

We note that you have incorporated by reference certain information required by Item 13 of Schedule 14A.  Please identify clearly on the last page of the consent solicitation the portions of your annual report on Form 10-K that you are incorporating by reference. Also, file such information in electronic format with the proxy statement as required by General Instruction D.4 of Schedule 14A.

Response:

We have revised the Schedule 14A to identify the portions of the Annual Report that we are incorporating by reference and are simultaneously filing such information in electronic format with the proxy statement.

***

The Company hereby acknowledges the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Sincerely,

/s/ Harvey Kesner

Harvey Kesner

Interim Chief Executive Officer

cc:

James Baker, Esq.

Tara Guarneri-Ferrara, Esq.

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